Alcoa 390 Park Avenue New York, New York 10022 USA

Donna Dabney
Corporate Secretary
Corporate Governance Counsel

November 9, 2007

Mr. Timothy A. Geishecker

Senior Counsel, Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549-4561

By U.S. Mail and facsimile to 202 772 9208

Re:	Alcoa Inc.

Definitive 14A

Filed February 26, 2007

File No. 001-03610

Dear Mr. Geishecker:

Thank you for your letter dated August 21, 2007, containing your comments on the above-captioned filing (our “Proxy”) by Alcoa Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) and your agreement to extend the response date so that the Compensation and Benefits Committee of our Board of Directors could review our response.

Set forth below are the Company’s responses to your comments. The comments, reproduced in bold text below in the order in which the comments were set out in your letter, are followed by our responses.

1. The emphasis of your Compensation Discussion and Analysis should be an analysis of the levels of compensation paid to the named executive officers. In this regard, your disclosure lacks sufficient quantitative and qualitative analysis of the Compensation and Benefits Committee’s determinations regarding the level of payout for each particular form of compensation. Throughout your Compensation Discussion and Analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 22, you state that business unit incentive compensation payouts ranged from 16% to 166% and that the corporate composite payout was 111% of target yet, you provide little insight into how these figures relate to the specific payouts that were made in 2006. Similar disclosure in this regard should be provided for Alcoa’s equity-based long-term incentive compensation. Refer to Item 402(b) of Regulation S-K and Section ll.B. of Release No. 33-8732A.

We will supplement our disclosure in the 2008 proxy as follows:

First, as to our incentive compensation payouts, we will clarify how target bonus payouts are set as a multiple of base salary and that the multiple is determined based on competitive benchmarking by position and internal grade placement. As suggested by your comment, we will supplement our disclosure through the addition of a table containing the following information for each named executive officer: (i) whether the named executive officer’s annual non-equity incentive compensation was based only on the corporate composite of business unit performance, or on a combination of the corporate composite of business unit performance and the composite of specific business unit performance for those business units reporting to a particular named executive officer; (ii) if the latter, which business units; (iii) the ratio between the named executive officer’s target non-equity incentive compensation and actual non-equity incentive compensation paid and (iv) the ratio that each named executive officer’s actual performance share awards bear to his targeted performance share award level.

Second, you suggest that we include further discussion of how we arrive at the particular level for each form of compensation. We note that an overriding principle influencing the particular level of each form of compensation is our Committee’s desire to heavily weight compensation to performance-based elements, as stated in the discussion under “Elements of compensation” on page 19 of our Proxy. The other principal factors influencing the particular level of each element of compensation are market trends, as discussed under “Peer Group Information” on page 20 of our Proxy, and, with respect to annual non-equity incentive compensation and performance share and performance option awards, our performance for the year. We will revise our disclosure under “Peer Group Information” to clarify that market data significantly influences not only the “total compensation opportunity,” but also the allocation of that opportunity among the different forms of compensation.

Third, you suggest that we include further discussion of how we arrive at each particular form of compensation. We understand your comment to concern, in particular, how we determined the form of our equity awards and why we provide a choice between options and stock awards. We will supplement our disclosure to elaborate on the reasons that we choose these forms of compensation.

2. You should provide clear disclosure that addresses how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. From a general standpoint, it appears that the Committee relies heavily on the Committee’s analysis of tally sheets that contain historical information relating to each named executive officer’s prior compensation opportunities. Yet, it also appears that the Committee gives significant weight to the extent to which compensation of Alcoa’s named executive officers compares to the companies against which you benchmark compensation. Please address the Committee’s analysis of the tally sheets and how the information contained therein resulted in specific awards for the fiscal year for which compensation is being reported. In this regard, your disclosure throughout the Compensation Discussion and Analysis should be expanded to explain and place in context how each element of compensation was considered, how particular payout levels were determined, and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b) of Regulation S-K and Section ll.B. of Release No. 33- 8732A.

We will revise our disclosure to clarify that the review of tally sheets by Committee members principally informs their general perspective as to what the named executives actually received for compensation in the past several years as compared with the compensation opportunity established by the Committee. The tally sheets also provide a view of total potential compensation to provide a context for the Committee’s decisions about individual elements of compensation being considered. The disclosure will clarify that the tally sheets supplement information concerning competitive compensation practices and market trends and provide additional data points for decision making.

3. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section ll.BB.1. of Commission Release No. 33-8732A. In this regard, we note wide disparities in Mr. Belda’s salary, cash bonus, and 2006 equity awards, as compared to that of the named executive officers.

Given this, please provide a more detailed discussion of how and why Mr. Belda’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from those of other officers, this should be discussed on an individualized basis.

We will supplement our disclosure to elaborate on the factors that cause compensation levels among our named executive officers to differ. For 2006, these differences related to seniority, the nature of the executives’ positions, market factors and our organizational structure, and not to differences in policies. All of the named executive officers in the 2007 proxy, including the chief executive officer, were compensated from a single, uniform set of plans.

4. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give adequate consideration to Instruction 2 to Item 402(b) of Regulation S-K in fashioning your disclosure pursuant to the item requirement. See Section ll.B.1 of Commission Release 33-8732A.

We understand Instruction 2 to mean that our Compensation Discussion and Analysis should cover actions regarding executive compensation that were taken after the registrant’s prior fiscal year’s end that could affect a fair understanding of the compensation of named executive officers for the prior fiscal year. This is based on the first sentence of the Instruction, which states that the Compensation Discussion and Analysis “should be of the information contained in the Tables and otherwise disclosed pursuant to” Item 402. Of course, the tables primarily concern the compensation of named executives in prior fiscal years. Based on past practice, annual non-equity incentive compensation payments paid by us following the end of a year relate to performance in the prior year. Our Compensation Discussion and Analysis will continue to include a discussion of such non-equity incentive compensation amounts and we intend to address salary adjustments in our Compensation Discussion and Analysis when those adjustments are material. Based on past practice, our equity awards made after the end of a year will not relate to performance for prior years and therefore would not typically aid in an understanding of the compensation of named executive officers for prior fiscal years. In unusual circumstances, or if our practices change, we will give detailed consideration to the possibility that disclosure under Instruction 2 would be necessary.

5. Although you provide a description of how company performance affects annual bonuses and equity-based awards, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure indicating that the committee exercised its judgment regarding individual performance of each named executive officer. In this regard, we also note disclosure of numerous percentages that attempt to place in context the target awards for the executives; however, it is unclear what these target goals are from your disclosure. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. Also, expand your discussion and analysis of the factors the Committee considered in establishing personal objectives for Mr. Belda. See Item 402(b)(2)(vii) of Regulation S-K.

We note that Instruction I to Item 402(b) states that the purpose of the Compensation Discussion and Analysis is to provide to investors “material information that is necessary” to an understanding of our compensation policies and decisions. We do not believe that a categorical or comprehensive assessment or performance review is material or necessary to an investor’s understanding of our compensation programs. We agree that illustrative details may enable us to add color to the discussion and analysis contained in our Proxy, and we will consider including such information if we conclude that it is material and necessary to an understanding of the compensation.

6. We note that you use peer group information and rely on it to determine various elements of compensation; however, it is difficult to determine to which companies you benchmark or on which companies you rely. Please revise to state those companies that you use to benchmark compensation. In addition, please specify how each element of compensation relates to the data you have analyzed from the comparator companies. Your disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

We will clarify the discussion under “Peer group information” on page 20 of our Proxy to state that to ensure the company is competitive in the marketplace our Committee benchmarks compensation against a comparator group, the Towers Perrin Industry Executive Compensation survey that in 2006 included 208 participating companies with revenues greater than $10 billion. All components of total direct compensation (base salary, non-equity incentive compensation and equity compensation) are targeted at the median level (50th percentile) of the general industry market and we conduct a regression analysis to account for differences in the size of the companies. Because we compete for executive talent from a variety of industries, the general industry set of companies is representative of the diverse industries where we compete for talent. We do not believe that it is material or necessary to an understanding of our compensation programs that we identify each of the 208 companies. We note in this regard that the companies in the survey data used by our Committee are not selected by the Committee, but rather are determined by the company that compiles the survey, without input from us. We note that the discussion in that section of our Proxy states that “we target the median of the market to establish total compensation opportunity” and, as noted above, we will supplement that disclosure to state the level that we target for each individual element of compensation. In those circumstances in which actual compensation decisions fall outside the range indicated, we will consider including additional discussion and analysis of the reasons for the deviation to the extent material and necessary to an understanding the relevant officer’s compensation.

7. Please be advised that the general disclosure on page 22 addressing the level of difficulty associated with achieving performance goals is not sufficient. Please disclose these performance goals or to the extent you believe that disclosure of these goals is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please provide insight into the factors considered by the Compensation and Benefits Committee prior to the awarding of performance-based compensation such as correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

We have two different performance plans. One is an equity performance plan and the other is a non-equity performance plan. We disclosed our performance under our equity performance plan at page 24 of the proxy. We will supplement our disclosure in 2008 to ensure that the performance goals under the equity performance plan and the relationship between the equity awarded in this plan and the performance goals are clearly explained.

Our non-equity performance plan is an annual cash incentive plan designed to support individual business unit operating plans for the year, which drive performance goals in our businesses at many levels down within the organization. The named executive officers are paid either on the basis of a corporate composite of the business unit results or partly on a corporate composite of the business unit results and partly on a composite of the business unit results of the business units that ultimately report up to the executive. As noted in our response to comment 1, we will supplement our disclosure in 2008 to provide a table illustrating how each named executive officer’s non-equity incentive compensation is structured with regard to business unit performance. We will also supplement our disclosure to clarify that we do not have a separate cash incentive compensation plan for executives.

We agree that it is important for investors to understand the level of difficulty associated with achievement of particular compensation payouts under our programs. As discussed in connection with comments I and 5 above, we will expand our discussion about the relationship between performance and levels of pay. We will also provide information about the targeted performance for the prior fiscal year compared to actual performance for years preceding the prior fiscal year and compare actual performance for such preceding years to targeted performance for those years. We believe that this historical comparative information will assist investors in evaluating the relative difficulty of achieving our performance targets. With regard to the non-equity incentive compensation program, we will supplement this information with a more detailed explanation of the Committee’s process for establishing performance targets that, along with the other disclosures about our compensation program and performance metrics, will provide additional perspective on the relative difficulty of achieving performance targets under our non-equity incentive compensation program.

We note the statement on page 22 of our proxy that our specific business unit performance targets are both competitively sensitive and not material to an understanding of our non-equity incentive compensation awards. We believe that the immateriality of the targets in our non-equity incentive compensation program constitutes an independent and sufficient basis for omitting disclosure of these performance targets in our Proxy, and that the showing required by Instruction 4 is not required with respect to immaterial information. The performance targets are not individually material to an understanding of our non-equity incentive compensation awards because none of them (of which there are about 100) affects more than a very small portion of the non-equity incentive compensation of any named executive officer. Further, the individual performance goals for each business unit are not material to an understanding of the executive non-equity compensation awards because they are on a level that is too detailed to be meaningful to a reader analyzing executive compensation. For that same reason, details about specific goals, such as conversion costs on specific lines of business, would be of interest primarily to competitors in those lines of business.

8. Please provide a materially complete description of the process by which you grant reload stock options and the reasons why the company utilizes this element of compensation. We note some disclosure in this regard in footnote (4) of the Outstanding Equity Awards table but the Compensation Discussion and Analysis should address this form of compensation in detail.

The Company has not granted new reload stock options since 2003 and has no current intention of granting reload stock options in the future. There are reload stock options granted prior to 2004 that are still outstanding, which permit an employee to reload the option one time during the life of the option. The existence of these reload options does not materially affect current decisions by the Committee concerning compensation of the named executive officers. As a result, we do not believe that discussion in the Compensation Discussion and Analysis is required or appropriate. The reload options are disclosed in the Outstanding Equity Awards table of the proxy statement and in the Management Discussion and Analysis of the annual report.

9. Please revise to provide or indicate where you have explained how you determined the appropriate payment and benefit levels. Refer to Item 402(j)(3) of Regulation S-K.

We will revise our disclosure to indicate how the payment and benefit levels under the relevant agreements were determined. We note that the payment and benefit levels were determined several years ago. They have been reviewed on a periodic basis since they were first determined, and they are reflected in the tally sheets reviewed by our Compensation Committee as part of its consideration of overall compensation on at least an annual basis. Information to the foregoing effect will be included in our revised disclosure.

10. Please revise to disclose by footnote, or indicate where you have already provided, the aggregate number of stock awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

We will revise our disclosure to clarify that there are no current plans under which directors receive stock at fiscal year end. We note the statement on page 42 of our Proxy concerning director fee deferrals into an Alcoa share equivalent fund. These deferrals do not constitute “stock awards” within the meaning of Item 402.

11. We note in your disclosure on page 20 that you use Frederic W. Cook & Co. Inc.; however, your description regarding the consultant’s role is limited. Please revise to provide a materially complete description of your consultant’s role, the nature and scope of the assignments and a description of their responsibilities in the context of interaction with management. Refer to Item 407(e)(3)(iii) of Regulation S-K.

We will revise our disclosure to clarify the scope of the consultant’s role in connection with our 2007 compensation decisions.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Donna Dabney
Donna Dabney

cc:	Alain J. P. Belda

Lawrence R. Purtell

Arthur Kohn, Cleary Gottlieb Steen & Hamilton LLP

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